April 24, 2019

VIA EDGAR

Ms. Jennifer Gowetski

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	United States Copper Index Fund
Post-Effective Amendment No. 2 to Registration Statement on Form S-1
File No. 333-216819

Dear Ms. Jennifer Gowetski:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, United States Copper Index Fund hereby respectfully requests that the above-captioned registration statement be ordered effective on April 26, 2019, at 9:00 a.m. ET, or as soon thereafter as practicable.

United States Copper Index Fund

By: United States Commodity Funds LLC,
its Sponsor

By:	/s/ Daphne G. Frydman
Daphne G. Frydman
General Counsel